Exhibit 12.1

MOHEGAN TRIBAL GAMING AUTHORITY
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended September 30,
	2002	2001	2000	1999	1998
	(in thousands, except ratios)
Income from continuing operations	$100,032	$214,532	$146,608	$320	$88,148
Amortization of capitalized interest	2,796	794	794	794	794
Fixed charges	89,814	61,090	50,904	58,442	51,055
Capitalized interest	(12,353)	(40,715)	(9,880)	(534)	—

Earnings	$180,289	$235,701	$188,426	$59,022	$139,997

Interest expense	$77,461	$20,375	$37,799	$55,595	$50,172
Capitalized interest	12,353	40,715	9,880	534	—
Amortization of financing fees	—	—	3,225	2,313	883

Total Fixed Charges	$89,814	$61,090	$50,904	$58,442	$51,055

Ratio of earnings to fixed charges	2.01x	3.86x	3.70x	1.01x	2.74x